FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

dated February 3, 2005

Commission File Number 1-14878

GERDAU S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 3, 2005

GERDAU S.A.

By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Release styled “2004 Fourth Quarter Results”

99.2	Consolidated Financial Information as of December 31, 2004, 2003 and 2002 prepared in accordance with generally accepted accounting principles in United States (US GAAP)(Unaudited)